August 12, 2011

VIA EDGAR, FACSIMILE AND OVERNIGHT DELIVERY

Ms. Stephanie L. Hunsaker

Senior Assistant Chief Accountant

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	People’s United Financial, Inc.

Form 10-K for Fiscal Year Ended December 31, 2010

Filed March 1, 2011

File No. 001-33326

Dear Ms. Hunsaker:

This letter is submitted on behalf of People’s United Financial, Inc. (the “Company”) in response to the letter dated July 15, 2011 from the Staff of the Securities and Exchange Commission (the “Commission” or “SEC”) transmitting their comments with respect to the above-referenced filing. The Staff’s specific comments are set forth verbatim below, followed by the Company’s response.

Form 10-K for Fiscal Year Ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies

Allowance for Loan Losses, page 27

1.	We note your response to comment two of our letter dated June 6, 2011 with respect to your calculation of the allowance for loan losses (“ALLL”) for residential mortgage and home equity portfolios. Please address the following:

In our June 28, 2011 response to comment #2 of the Staff’s letter dated June 6, 2011, we proposed revised disclosures related to how we determine the allowance for loan losses for smaller-balance homogeneous loans with similar risk and loss characteristics. We have noted the Staff’s additional comments presented below and will, where applicable, expand upon those previously proposed revised disclosures within the appropriate sections of future filings (and did so within the Form 10-Q for the quarter ended June 30, 2011) in order to provide further clarification. We have provided the complete text of the expanded disclosure, including the requested additional disclosures, at the end of our response to this comment.

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Please revise your disclosure in future filings to clarify the actual look-back period used for determining your historical loss rates for these portfolios. For example, your proposed disclosures currently state that in establishing the ALLL for residential mortgage loans you principally consider historical portfolio loss experience for the most recent three and five-year periods. However, you go on to say that the baseline reserve factor for this portfolio represent’s the net charge-off rate for only the preceding fiscal year. Therefore, it is unclear as to whether you use a one-year or three- to five-year look-back period;

The allowance for loan losses for these portfolios is developed using a “build-up” approach that includes components attributable to (i) historical portfolio loss experience, (ii) portfolio-specific risk elements, and (iii) other qualitative factors.

The look-back period used in arriving at the historical portfolio loss experience component of the related allowance for loan losses is the most recent three- and five-year periods for residential mortgage loans and the most recent six- and nine-month periods for home equity loans. The look-back period used in arriving at the baseline reserve factors utilized in determining the portfolio-specific risk elements component of the related allowance for loan losses is the preceding fiscal year for both residential mortgage loans and home equity loans. The portfolio-specific risk elements component of the related allowance for loan losses employs a shorter look-back period as it is intended to identify emerging portfolio trends in credit quality as determined by reference to a loan’s initial underwriting as well as subsequent changes in property values and borrower credit scores. Accordingly, the preceding fiscal year is deemed to provide a better basis on which to analyze such trends.

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Given that you apply different reserve factors depending on whether loans are classified as high, moderate or low risk, please revise your future filings to clearly disclose how the risk classifications are determined;

In classifying a loan as either “High”, “Moderate” or “Low” risk, we consider a combination of the identified risk characteristics for that loan, resulting, effectively, in a “matrix approach” to the risk rating process. The identified risk characteristics we consider include (i) collateral values/loan-to-value ratios (above and below 70%); (ii) borrower credit scores under the FICO scoring system (above and below a score of 680); and (iii) other relevant portfolio risk elements such as income verification at the time of underwriting (stated income vs. non-stated income) and the property’s intended use (owner-occupied, non-owner occupied, second home, etc.).

As indicated in our response to comment #17 of the Staff’s letter dated June 6, 2011, to the extent loan-to-value ratios exceed 70% (reflecting a weaker collateral position for the Company) or borrower FICO scores are less than 680 (reflecting weaker financial standing and/or credit history of the customer), the loans are considered to have an increased level of inherent loss. As a result, a loan with a combination of these characteristics would generally be classified as “High” risk. Conversely, as loan-to-value ratios decline (reflecting a stronger collateral position for the Company) or borrower FICO scores exceed 680 (reflecting stronger financial standing and/or credit history of the customer), the loans are considered to have a decreased level of inherent loss. A loan with a combination of these characteristics would generally be classified as “Low” risk. This analysis also considers (i) the extent of underwriting that occurred at the time of origination (direct income verification provides further support for credit decisions) and (ii) the property’s intended use (owner-occupied properties are less likely to default compared to ‘investment-type’ non-owner occupied properties, second homes, etc.). Loans not otherwise deemed to be “High” or “Low” risk are classified as “Moderate” risk.

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We note that loans classified as high risk are assigned a reserve factor equal to two times the baseline factor while loans classified as low risk are assigned a risk factor equal to one-third of the baseline factor. Please tell us how you determined these respective reserve factor multiples and what type of analysis you perform on an ongoing basis to substantiate the appropriateness of such multiples; and

The reserve factor multiples utilized in determining the portfolio-specific risk elements component of the related allowance for loan losses were determined by reference to actual historical portfolio loss experience and are generally reflective of the high and low range of losses incurred in specific time periods within each portfolio’s overall look-back period. As such, we believe that these multiples, which are reassessed annually, provide a reasonable basis for estimating the inherent probable losses within each risk classification category.

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Discuss in further detail how the qualitative factor is reflected in your overall allowance. For example, clarify whether the historical charge-off period data is adjusted (either periods or amounts) or if an amount is just layered in or removed over the top. Additionally, in future filings you should disclose whether the qualitative adjustment is positive or negative, and explain at least directionally how the amount has changed from period to period.

As indicated in our response to the first bulleted item within this comment, the allowance for loan losses for these portfolios is developed using a “build-up” approach that includes components attributable to (i) historical portfolio loss experience, (ii) portfolio-specific risk elements, and (iii) other qualitative factors. As such, the amount reflecting our consideration of other qualitative factors is added to the amounts attributable to historical portfolio loss experience and portfolio-specific risk elements. In this regard, historical charge-off data (whether periods or amounts) is not adjusted and the allowance for loan losses will always contain a component attributable to qualitative factors, the degree of which may change from period to period as such qualitative factors indicate improving or worsening trends. We will provide clarification with respect to this allowance component, including disclosure as to how the amount has changed from period to period, in future filings (and did so within the Form 10-Q for the quarter ended June 30, 2011).

[Revised new disclosure] Pools of smaller-balance, homogeneous loans with similar risk and loss characteristics are also assessed for probable losses. These loan pools include residential mortgage, home equity and other consumer loans that are not assigned individual loan risk ratings. Rather, the assessment of these portfolios is based upon a consideration of recent historical loss experience, delinquency trends, and portfolio-specific risk characteristics, the combination of which determines whether a loan is classified as “High” risk, “Moderate” risk or “Low” risk.

The risk characteristics considered include (i) collateral values/loan-to-value ratios (above and below 70%); (ii) borrower credit scores under the FICO scoring system (above and below a score of 680); and (iii) other relevant portfolio risk elements such as income verification at the time of underwriting (stated income vs. non-stated income) and the property’s intended use (owner-occupied, non-owner occupied, second home, etc.). In classifying a loan as either “High”, “Moderate” or “Low” risk, the combination of the aforementioned risk characteristics is considered for that loan, resulting, effectively, in a “matrix approach” to its risk rating.

For example, to the extent loan-to-value ratios exceed 70% (reflecting a weaker collateral position for the Company) or borrower FICO scores are less than 680 (reflecting weaker financial standing and/or credit history of the customer), the loans are considered to have an increased level of inherent loss. As a result, a loan with a combination of these characteristics would generally be classified as “High” risk. Conversely, as loan-to-value ratios decline (reflecting a stronger collateral position for the Company) or borrower FICO scores exceed 680 (reflecting stronger financial standing and/or credit history of the customer), the loans are considered to have a decreased level of inherent loss. A loan with a combination of these characteristics would generally be classified as “Low” risk. This analysis also considers (i) the extent of underwriting that occurred at the time of origination (direct income verification provides further support for credit decisions) and (ii) the property’s intended use (owner-occupied properties are less likely to default compared to ‘investment-type’ non-owner occupied properties, second homes, etc.). Loans not otherwise deemed to be “High” or “Low” risk are classified as “Moderate” risk.

Loan-to-value ratios and FICO scores are determined at origination and updated periodically throughout the life of the loan. Loan-to-value ratios are updated when a loan becomes 90 days past due and FICO scores are updated twice each year, in January and July. The portfolio stratification (High, Moderate and Low risk) and identification of the corresponding credit quality indicators occurs quarterly.

The allowance for loan losses for these portfolios is developed using a “build-up” approach that includes components attributable to (i) historical portfolio loss experience, (ii) portfolio-specific risk elements, and (iii) other qualitative factors.

In establishing the allowance for loan losses for residential mortgage loans, the Company principally considers historical portfolio loss experience of the most recent 3- and 5-year periods. We supplementally consider charge-off data over a longer period of time in further assessing historical loss trends. Based on the evaluation of our portfolio loss history, we believe that charge-offs incurred over the last 3 to 5 years provide a reasonable basis for estimating the inherent probable losses within our residential mortgage portfolio. In establishing the allowance for loan losses for home equity loans, the Company principally considers historical portfolio loss experience of the most recent 6- and 9-month periods.

With respect to portfolio stratification based on the aforementioned portfolio-specific risk characteristics, each risk category is currently assigned an applicable reserve factor. For residential mortgage loans, the “Moderate” (or baseline) reserve factor represents the portfolio’s net charge-off rate for the preceding fiscal year. For home equity loans, the “Moderate” (or baseline) reserve factor represents an average of the portfolio’s monthly net charge-off rates for the preceding fiscal year. The portfolio-specific risk elements component of the related allowance for loan losses employs a shorter look-back period as it is intended to identify emerging portfolio trends in credit quality as determined by reference to a loan’s initial underwriting as well as subsequent changes in property values and borrower credit scores. Accordingly, the preceding fiscal year is deemed to provide a better basis on which to analyze such trends.

Within each respective portfolio, the loan population deemed to be “High” risk is subject to a reserve factor equal to two times that of the applicable baseline factor, while the loan population deemed to be “Low” risk is subject to a reserve factor equal to one-third of the applicable baseline factor. These adjustments around the baseline factor are intended to reflect the higher or lower probability of loss inherent in the corresponding portfolio stratification. The reserve factor multiples utilized in determining the portfolio-specific risk elements component of the related allowance for loan losses were determined by reference to actual historical portfolio loss experience and are generally reflective of the high and low range of losses incurred in specific time periods within each portfolio’s overall look-back period. As such, we believe that these multiples, which are reassessed annually, provide a reasonable basis for estimating the inherent probable losses within each risk classification category.

In addition to the portfolio-specific quantitative measures described above, the Company considers a variety of qualitative factors in establishing its allowance for loan losses that, generally, are based on management’s assessment of economic, market and industry conditions. Such qualitative factors include, but are not limited to: (i) present and forecasted economic conditions, including unemployment rates, new jobs creation, and consumer confidence levels; (ii) changes in industry trends, including the impact of new regulations, the origination market, the U.S. homeownership rate, and potential homebuyer levels; and (iii) trends in property values, including housing market indicators, foreclosure activity, housing inventory and distressed sale levels, and median sales prices/average market time.

The amount reflecting our consideration of these various qualitative factors is added to the amounts attributable to historical portfolio loss experience and portfolio-specific risk elements. In this manner, historical charge-off data (whether periods or amounts) is not adjusted and the allowance for loan losses always contains a component attributable to qualitative factors, the degree of which may change from period to period as such qualitative factors indicate improving or worsening trends. There were no changes in the qualitative factor component of the related allowance for loan losses during the current period.

Residential Mortgage Lending, page 60

2.	We note your response to comment five of our letter dated June 6, 2011. Please address the following:

•	Your response indicates that lien position data was not historically captured in your loan servicing systems prior to new originations beginning in January 2011.

Please clarify whether this means that for home equity and second mortgage originations prior to January 2011, not only are you not able to track delinquency and default data for first liens held by third parties, but you also are not able to determine whether you in fact also hold the first lien;

As stated in our response to comment #5 of the Staff’s letter dated June 6, 2011, we began tracking lien position information, specifically first liens serviced by third parties that are in front of our junior liens, for all new originations beginning in January 2011. Despite the fact that certain lien position data is not available for loans originated prior to that date, we are able to determine and track delinquency and default data for such loans, specifically in cases where (i) the loan reaches 75 days past due and we update our assessment of combined loan-to-value exposure or (ii) we are notified that the holder of a superior lien has commenced foreclosure action.

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Please tell us and revise your future filings to explain how you take into account the lack of available information with respect to the performance of the first lien in your determination of your allowance for loan losses for your home equity and second mortgage portfolio;

Each month, all home equity and second mortgage loans greater than 180 days past due (regardless of our lien position) are analyzed in order to determine the amount by which the balance outstanding (including any amount subject to a first lien) exceeds the underlying collateral value. To the extent a shortfall exists, a charge-off is recognized. This charge-off activity is reflected in our established allowance for loan losses for home equity and second mortgage loans as part of the component attributable to historical portfolio loss experience, which considers losses incurred over the most recent 6- and 9-month periods. As such, we believe that the related allowance for loan losses appropriately considers inherent probable losses within the portfolio, including those loans originated prior to January 2011 for which certain lien position data is not available.

We have noted the Staff’s comment and will provide, within the Asset Quality section of future filings (and did so within the Form 10-Q for the quarter ended June 30, 2011), disclosure with respect to how we consider the limitations on available first lien data in determining the allowance for loan losses. Please refer to our response to the third bulleted item within this comment.

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In future filings, include a discussion of how your HELOCs work as well as the fact that you are experiencing higher delinquency statistics for those loans that have converted to amortizing, consistent with the information contained in the last two bullets of your response;

We have noted the Staff’s comment and will provide, within the Asset Quality section of future filings (and did so within the Form 10-Q for the quarter ended June 30, 2011), disclosure with respect to how our HELOCs work as well as the fact that we are experiencing higher delinquency statistics for those loans that have converted to amortizing, consistent with the information contained in the last two bullets of our response dated June 28, 2011.

The complete text of our disclosure within the Asset Quality section, including the disclosures requested in this comment, is as follows:

Portfolio Risk Elements – Home Equity Lending

The majority of our HELOCs have an initial draw period of 9 1/2 years followed by a 20-year repayment phase. During the initial draw period, interest-only payments are required, after which the disbursed balance is fully amortized over a 20-year repayment term. HELOCs carry variable rates indexed to the Prime Rate with a lifetime interest rate ceiling and floor, and are secured by first or second liens on the borrower’s primary residence. The rate used to qualify borrowers is the Prime Rate plus 5.00%, even though the initial rate may be substantially lower. The maximum loan-to-value ratio is 80% on a single-family property, 70% on a two-family property and 65% on a condominium. Lower loan-to-value ratios are required on larger line amounts. The minimum FICO credit score is 680. The borrower has the ability to convert the entire balance or a portion of the balance to a fixed-rate term loan during the draw period. There is a limit of three term loans that must be fully amortized over a term not to exceed the original HELOC maturity date.

A smaller portion of our HELOC portfolio has an initial draw period of 10 years with a variable-rate interest-only payment after which there is a 5-year amortization period. An additional small portion of our HELOC portfolio has a 5-year draw period which, at our discretion, may be renewed for an additional 5-year interest-only draw period.

Most of our fixed-rate HEL portfolio fully amortizes over terms ranging from 5 to 20 years. HELs are limited to first or second liens on a borrower’s primary residence. The maximum loan-to-value ratio is 80% on a single-family property, 70% on a two-family property and 65% on a condominium. Lower loan-to-value ratios are required on larger line amounts.

The following table sets forth, as of June 30, 2011, the amount of the HELOCs scheduled to have the draw period end during the years shown (in millions):

December 31,	Credit Lines
2011	$64.8
2012	136.3
2013	287.7
2014	370.2
2015	404.4
2016	399.9
Later years	1,888.2

Total	$3,551.5

Essentially all (99%) of our HELOCs are presently in their draw period. Our default and delinquency statistics indicate a higher level of occurrence for converted amortizing payment loans when compared to HELOCs that are still in the draw period. The delinquency statistics at June 30, 2011 are as follows (dollars in millions):

HELOC Status	Portfolio Balance	Delinquencies	Delinquency %
Still in draw period	$1,728.6	$18.6	1.07%
Amortizing payment	23.4	1.1	4.70

For the month of June 2011, approximately 48% of our borrowers with balances outstanding under HELOCs paid only the minimum amount due.

We are not able, at this time, to develop statistics for the entire home equity portfolio with respect to first liens serviced by third parties that are in front of our junior liens, as lien position data has not historically been captured on our loan servicing systems. Effective January 2011, we began tracking lien position data for all new originations and our Collections Department continues to add lien position data when a loan reaches 75 days past due in connection with our updated assessment of combined loan-to-value (“CLTV”) exposure. In addition, when we are notified that the holder of a superior lien has commenced a foreclosure action, our home equity account is identified in the collections system for ongoing monitoring of the legal action. As of June 30, 2011, the portion of our home equity portfolio greater than 90 days past due with a CLTV greater than 80% was $4.0 million.

When the first lien is held by a third party, we can, in some cases, obtain an indication that a first lien is in default through information reported to credit bureaus. However, because more than one mortgage may be reported in a borrower’s credit report and there may not be a corresponding property address associated with reported mortgages, we are unable to associate a specific first lien with our junior lien.

Each month, all home equity and second mortgage loans greater than 180 days past due (regardless of our lien position) are analyzed in order to determine the amount by which the balance outstanding (including any amount subject to a first lien) exceeds the underlying collateral value. To the extent a shortfall exists, a charge-off is recognized. This charge-off activity is reflected in our established allowance for loan losses for home equity and second mortgage loans as part of the component attributable to historical portfolio loss experience, which considers losses incurred over the most recent 6-

and 9-month periods. While the limitations on available first lien data could impact the accuracy of our loan loss estimates, we believe that our methodology results in an allowance for loan losses that appropriately estimates the inherent probable losses within the portfolio, including those loans originated prior to January 2011 for which certain lien position data is not available.

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In situations where you have been notified that the holder of a superior lien has commenced foreclosure action, tell us how often your second lien position was reflected as current and performing. Additionally, tell us whether in these situations you typically record an immediate increase in the allowance since the loan was not previously reserved for as it appeared current; and

As of the date of this response, there were 53 loans totaling $2.7 million for which we have received notification that the holder of a superior lien has commenced foreclosure action. For 33 of the loans (totaling $1.5 million), our second lien position was current and performing at the time such foreclosure action was commenced. The total estimated loss related to those 33 loans was $0.3 million.

Despite the fact that a loan in a second lien position may appear current at the time the holder of a superior lien commences a foreclosure action, the loan does carry an appropriate allowance for loan losses, the elements of which are described more fully in our revised new disclosure with respect to the allowance for loan losses for smaller-balance homogeneous loans with similar risk and loss characteristics. Please refer to our response to comment #1 of this letter.

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Include a risk factor or other disclosure in your future filings addressing the risks in these portfolios, including how the lack of available information on the performance of first liens could impact the accuracy of your loan loss estimates, and the steps you are taking to address the risks.

We have noted the Staff’s comment and will provide, within the Asset Quality section of future filings (and did so within the Form 10-Q for the quarter ended June 30, 2011), disclosure with respect to how the limitations on available first lien data could impact the accuracy of our loan loss estimates, and the steps we have taken to address the risks. Please refer to our response to the third bulleted item within this comment.

Notes to Consolidated Financial Statements

Note 6 – Goodwill and Other Acquisition-Related Intangibles, page F-38

3.	We note your response to comment 18 of our letter dated June 6, 2011 regarding the reassessment of your trade name intangible. Please respond to the following:

•

Please provide us with additional information regarding the determination of a 20 year remaining useful life. Specifically, tell us how your analysis considered the prevalence of bank deals of all sizes that result in re-branding in developing this useful life;

We applied the provisions of ASC 820 in determining the fair value of the trade name intangible, both at the acquisition date and at subsequent dates through June 30, 2010. Our measurement of fair value was premised on the perpetual benefit associated with the continued, indefinite, use of the trade names in their respective markets and based on market participant assumptions. In this regard, the fair value of the trade name intangible reflects a market participant perspective.

Once a decision was made to re-brand the Chittenden banks and the trade name intangible was deemed to be finite-lived, the estimated useful life of the asset was determined in accordance with the provisions of ASC 350-30-35.

Accordingly, the useful life represents “the period over which the asset is expected to contribute directly or indirectly to the future cash flows of that entity” and, as such, reflects an entity-specific perspective.

Therefore, while it may be appropriate to consider other bank deals in establishing market participant assumptions to be used in determining the fair value of the trade name intangible, the determination of the asset’s related useful life, once deemed to be finite-lived, is an entity-specific determination. Accordingly, our estimate of the useful life gave appropriate consideration to the fact that we made a decision at the time of re-branding to continue to use the asset in a “defensive” manner in order to protect against the loss of future cash flows, market share, etc. This consideration included recognition of the fact that the market’s awareness and the value of the trade name intangible would diminish over time, thereby limiting the related useful life. Finally, we also concluded that the useful life of this defensive intangible asset should reflect the period over which we would benefit from the preservation of future cash flows attributable to both current and future customers of the former Chittenden banks.

•	Tell us how you differentiated between brand awareness as compared to brand value in determining that a 20 year useful life was appropriate;

We believe there is a direct correlation between brand awareness and brand value. This correlation is best evidenced in the royalty rate used in determining the fair value of the trade name intangible. At the time of the trade name intangible’s initial valuation in January 2008, the Company’s third-party valuation specialist examined actual royalty rates within the financial services industry as well as within other industries. The royalty rates observed ranged, generally, from 1% to 5%, with higher royalty rates attributable to highly recognized brands, many of which served a particular market niche. Conversely, lower royalty rates were typically observed in cases where the brand operated within a highly-fragmented and/or competitive industry. While the royalty rate and other relevant market participant assumptions are important in determining the fair value of the trade name intangible, the determination of the useful life is entity-specific and, as such, we gave appropriate consideration to our decision to continue to hold and use the trade names for defensive purposes, protecting our legal rights with respect to the asset.

As stated in our June 28, 2011 response to comment #18 of the Staff’s letter dated June 6, 2011, in formulating the estimate of the asset’s useful life, consideration was given to (i) the depth and duration of each bank’s presence in the communities it serves; (ii) its corresponding market share; (iii) the level of brand awareness; and (iv) the degree of customer loyalty. In this regard, our conclusion considered the age of each institution along with its relative market share in deposits, on both a percentage and rank basis. Our previous response highlighted the fact that Chittenden Bank, the flagship legacy bank founded in 1904, held a 24% deposit market share in Vermont, ranking it #1 in the state. Chittenden Bank accounted for nearly 65% of the total value of the trade name intangible as of the date of acquisition, reflecting the depth and duration of its presence in the Vermont communities it served. Similarly, Ocean National Bank, founded in 1854, held a 5% deposit market share in New Hampshire, ranking it #4 in the state. Ocean National Bank accounted for an additional 16% of the total value of the trade name intangible as of the date of acquisition, reflecting its brand awareness within applicable markets.

The estimated useful life was determined in an objective manner, using, as appropriate, external data as well as certain entity-specific data. To estimate the rate at which customer association with the legacy bank trade names might decline with the passage of time, our third-party valuation specialist considered the level of annual customer attrition attributable to competition from other bank brands. To estimate this competition-based attrition rate, annual deposit customer attrition was analyzed for each of the Chittenden banks using data from the previous study of depositor attrition performed in connection with the valuation of the Chittenden core deposit intangible in January 2008. Beginning with the previously determined average annual attrition rates for each legacy Chittenden bank, the specialist subtracted components of the attrition rate attributable to factors other than competition, including mortality (based on information provided by the Center for Disease Control – National Center for Health Statistics), inter-county moves (based on information provided by the U.S. Census Bureau), and disintermediation (based on an analysis of the rate of decline in bank account deposits to total financial assets). The remainder represented attrition related to competition.

Using the results of this analysis, the specialist determined a useful life for each of the legacy Chittenden trade names. Based on those useful lives, we concluded that the trade name intangible asset should be amortized over a 20-year period beginning July 1, 2010. We also concluded that the related expense recognition should occur in a manner commensurate with the pattern of the economic benefit. Accordingly, an accelerated amortization method was adopted resulting in greater expense recognition in the earlier years of the established useful life, reflecting the greater contribution of the trade name to the protection of cash flows in those years.

•	Tell us in more detail how you concluded that each of the six brands had such long enduring value given that you decided to re-brand so soon after the purchase of the business;

A trademark or trade name serves three primary functions: (i) identification of a product or service; (ii) a guarantee function in which a particular name or make may come to represent the quality of a product; and (iii) an advertising function, where the product which bears the name or mark becomes an advertising medium itself. Consequently, a well-recognized mark or name is an intangible asset that may have considerable value to an enterprise.

The initial valuation of the trade name intangible at the acquisition date represented a point-in-time analysis based on our intentions at the time. As stated in our June 28, 2011 response to comment #18 of the Staff’s letter dated June 6, 2011, a number of factors led management to conclude that its use of the trade names would be indefinite. Our previous response also provided a description of our re-branding process, including the timeframe over which the former Chittenden banks were re-branded. A number of the key considerations and events specified in that response are provided below:

•	The transaction, which made the Company the largest independent bank headquartered in New England, was priced at a 31% premium as a result of Chittenden’s strong New England presence.

•	Effective with the acquisition, each bank was converted to its own Federal charter with separate management, separate boards, and separate regulatory oversight (all OTS regulated).

•

The merger agreement included a provision requiring the Company to maintain the autonomy of each institution, including the continued operation of each under its existing name, for a period of at least one year.

•	The Chittenden transaction represented the first significant acquisition in our history (and our only acquisition outside the state of Connecticut at that time).

•	No definitive re-branding plans for the legacy Chittenden banks existed at the time of the acquisition.

•

In July 2008, the Board of Directors of the Company approved a plan to consolidate each of the Chittenden banks with and into People’s United Bank. After the consolidation (effective January 2009), each institution continued to operate under its pre-merger name as “a division of People’s United Bank”.

•

The first phase of our core system conversion involved the legacy People’s United Bank franchise and was completed in February 2010; the conversion of the remainder of the organization (i.e. the legacy Chittenden franchise) was completed in July 2010.

•

In the second quarter of 2010, a decision was made to “re-brand” the former Chittenden banks as People’s United Bank upon the completion of the core system conversion in July 2010. The physical re-branding of branch signage, etc. was completed in the fourth quarter of 2010.

As outlined above, the ultimate decision to re-brand the Chittenden banks evolved over time as a gradual integration plan was developed and carried out with respect to the legacy Chittenden banks. In this manner, our approach to re-branding differed from that typically followed by other acquirers in the banking industry who may choose to re-brand immediately or may have already developed a near-term re-branding strategy as of the acquisition date. For these reasons, the value we ascribed to the trade names at the acquisition date reflected the perpetual benefit associated with the continued, indefinite, use of the names of the legacy Chittenden banks.

We also believe it is important to note that, in the period from January 2008 through June 2010, the Company completed a number of organizational changes (i.e. two additional acquisitions), management changes (i.e. two new Chief Executive Officers) and other strategic changes. Certain of these changes contributed to the evolution of management’s decision to re-brand the Chittenden names—a decision made more than two years after the acquisition. In connection with those subsequent acquisitions, a re-branding strategy was developed in advance and implemented immediately following the closing date. This change in approach reflects both the change in management approach/strategy as well as the fact that the acquired entities, unlike Chittenden, possessed little in the way of brand value. For instance, one acquired entity operated in the highly-fragmented and competitive equipment financing market while the other represented a failed institution acquired in connection with an FDIC-assisted transaction. In neither case did management conclude that there was enduring value associated with the continued use of the acquired brands.

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Tell us in more detail how your accelerated method of amortization for the trade names works. Your response should also include how much amortization expense you expect to recognize in each year over the remaining useful life. Also, explain in detail why you believe that an annual increase in projected cash flows for each period, as used in the determination of fair value, is consistent with utilizing an accelerated method of amortization;

In determining the useful life of the trade name as a defensive intangible asset, we applied the provisions of ASC 350-30-35. As such, the useful life reflects the period over which we expect to consume the benefits related to the asset. The benefits received from holding the trade name as a defensive intangible asset represent the direct and indirect cash flows resulting from our preventing others from realizing any value from the intangible asset.

Accordingly, we estimated the future benefits associated with using the trade names on a defensive basis over the estimated economic life. In that regard, we determined the present value of the after-tax royalty savings (the “trade name benefits”) estimated for each year over the 20-year economic life, the sum of which was the aggregate estimated value of the trade name benefits. The intangible asset is being amortized based on the proportion of each year’s trade name benefit to the total trade name benefits over the 20-year economic life. The distribution of the trade name benefits (which diminish over time) over the cash flow period was used to estimate the pattern of amortization as it was deemed to be representative of (i) the period over which the defensive intangible asset will diminish in fair value (i.e. the consumption period) and (ii) a reasonable proxy for the period over which we expect the defensive intangible asset to contribute directly or indirectly to our future cash flows. We believe this is consistent with the guidance contained in ASC 350-30-35-5A.

The amortization expense we expect to recognize in each year over the trade name intangible’s remaining useful life is as follows (in millions):

Period	Periodic Amortization Expense
July 1, 2011 – December 31, 2011	$4.2
2012	8.3
2013	8.2
2014	8.1
2015	7.9
2016	7.5
2017	7.2
2018	6.8
2019	6.5
2020	6.2
2021	5.9
2022	5.6
2023	5.3
2024	5.1
2025	4.8
2026	4.6
2027	4.4
2028	4.2
2029	4.0
2030 (six months)	1.9

Based on the amortization schedule detailed above, approximately 61% and 83% of the trade name intangible asset will be amortized by years 10 and 15, respectively.

We believe that an annual increase in projected cash flows for each year is reflective of the protection of cash flows and market share resulting from our continued use of the trade names in a defensive manner. As stated in our response to the first bulleted item in this comment, we believe the useful life of a defensive intangible asset and the related pattern of amortization are entity-specific determinations. In that regard, the useful life of a defensive asset is not necessarily limited to a transition period, if any, during which the asset will be actively used. Rather, the useful life should also consider the period that the entity’s other assets will generate incremental cash flows as a result of retaining the defensive asset.

Our approach to determining the pattern of amortization was not determined by reference to the specific periodic cash flows themselves, but, rather, to the distribution of the resultant trade name benefits over the cash flow period. The computed trade name benefits were most significant in the early years and declined over time, thereby reflecting the gradual reduction in the asset’s fair value. Consistent with ASC 350-30-35, this pattern of amortization results in greater expense recognition in the earlier years of the established useful life, reflecting the greater contribution of the trade name to the protection (or defense) of cash flows in those years.

•	Tell us in more detail how you concluded that a defensive intangible asset would have such a long useful life. Please provide any precedent supporting your methodology;

In conducting our analysis of the useful life, we did not rely on any particular precedent with respect to the accounting for defensive intangible assets. We deem the relevant provisions of ASC 350-30-35 (formerly EITF 08-7) to be entity-specific in nature and, thus, believe that the application of these provisions by others, including those within the banking industry, was not relevant since our particular facts and circumstances represent an entity-specific fact pattern. The methodology applied to estimate the useful life, which is described more fully in our response to the second bulleted item within this comment, was deemed to be a reasonable and appropriate approach, particularly when considering the history and brand awareness of the Chittenden banks.

Our decision to continue to hold and use the trade names in a defensive manner was discussed and analyzed with outside counsel at the time the re-branding initiative was announced. We were advised that “limited support” of the trade names would be required for as long as we intended to hold and use the trade names in a defensive manner, which we concluded would be indefinitely. The “limited support” requirement involves annual registration of the trade names as well as continued limited commercial use of the trade names. This administrative obligation was considered necessary in order to prevent a third-party from claiming the rights to and using the trade names. Despite our intention to provide such “limited support” for an indefinite period of time, we recognize that ASC 350-30-35 indicates “it would be rare for a defensive intangible asset to have an indefinite life because the fair value of the defensive intangible asset will generally diminish over time as a result of a lack of market exposure or as a result of competitive or other factors”. Accordingly, an estimated useful life was determined.

•

Tell us in more detail why you believe that your royalty rate and continued revenue growth as utilized in the model is appropriate in light of the nature of the intangible asset (defensive) and this particular group of trade names; and

As indicated in our response to the first bulleted item within this comment, we believe it is important to distinguish between the inputs and assumptions used to determine (i) the fair value of the trade name asset (as an indefinitely-lived asset) and (ii) the useful life of the asset once determined to be finite-lived. In that regard, the royalty rate assumption is intended to reflect the price that we would otherwise have to pay for the naming rights if we did not own them. At the same time, an assumption of continued revenue growth contemplates the successful execution of our business strategy as well as future changes in the interest rate environment. Both of these assumptions were deemed to be appropriate market participant assumptions at the valuation date based on the active use of the trade names indefinitely into the future.

The market participant approach used to determine the asset’s fair value differs from the entity-specific approach used to determine the asset’s useful life. Accordingly, the inputs and assumptions used to estimate the asset’s useful life reflect a variety of entity-specific considerations, including intended use, continued support, etc. As such, the useful life should not be limited to the transition period, if any, over which the entity actively uses the asset, but should also consider the period over which the entity’s other assets will generate incremental cash flows as a result of retaining the defensive asset.

•

Tell us why you believe it is appropriate to utilize uniform assumptions with respect to your royalty rate, discount rate and terminal growth rate for each of your trade names. Please explain in detail why you believe such across the board application is appropriate.

Upon their acquisition in January 2008, the Chittenden family of banks were operated as six separate institutions, each with its own Federal charter, separate management, separate boards, and separate regulatory oversight (all OTS regulated). Accordingly, the initial valuation of the trade name intangible actually involved the recognition of six separate trade names. The fair value of each trade name was determined using royalty rates and terminal growth rates which varied by institution. This was deemed appropriate as selected financial information (specifically net interest income and fee income) was available at the bank level. The range of royalty rates used was 1.50% to 2.50% and the range of terminal growth rates used was 2.9% to 6.5%. The use of a single discount rate (11%) was deemed appropriate as all of the institutions, as subsidiaries of People’s United Bank, benefited from centralized funding and were subject to the same risk-free rate, equity beta, market risk premium, and company size premium inputs.

The 2.32% royalty rate utilized in the June 2010 analysis represents the weighted average royalty rate of all six trade names based on the initial 2008 valuation. The terminal growth rates used in the June 2010 analysis represent those growth rates applicable to the respective business segments at the date of valuation. This was deemed an appropriate approach following the previously mentioned 2009 bank charter consolidation as bank-level financial information was no longer available. The use of a single discount rate was still deemed appropriate for the reasons cited above.

Note 22 – Business Segment Information, page F-77

4.	We note your response to comment 21 of our letter dated June 6, 2011. In your response you explain that segmental provision is based on a five-year rolling average net charge-off rate in order to present a level of portfolio credit cost that is representative of your historical experience without presenting the potential volatility from year-to-year changes in credit conditions. You further explain that this method of allocation permits you to more effectively assess the longer-term profitability of a business segment. Please revise your future filings to disclose this information. Please also highlight the fact that this method of allocation may result in a measure of segment provision that does not reflect actual incurred losses in periods presented.

We have noted the Staff’s comment and will revise, within the Business Segment Results section of future filings (and did so within the Form 10-Q for the quarter ended June 30, 2011), our disclosure with respect to the allocation of the loan loss provision for segment reporting purposes. We have provided the complete text of our disclosure below:

A five-year rolling average net charge-off rate is used as the basis for the provision for loan losses for each respective segment in order to present a level of portfolio credit cost that is representative of the Company’s historical experience, without presenting the potential volatility from year-to-year changes in credit conditions. While this method of allocation allows management to more effectively assess the longer-term profitability of a business segment, it may result in a measure of segment provision that does not reflect actual incurred losses for the periods presented.

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The Company acknowledges that (a) it is responsible for the adequacy and accuracy of the disclosures made in its filings, (b) Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing, and (c) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

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We believe that these responses address your comments. We look forward to your prompt review of this submission.

If you have any questions, please contact me at (203) 338-5055, or the Company’s General Counsel, Robert E. Trautmann, at (203) 338-4584.

Sincerely,

/s/ Kirk W. Walters

Kirk W. Walters

Senior Executive Vice President and Chief Financial Officer

People’s United Financial, Inc.